Exhibit 12.1
Ratio of Earnings to Fixed Charges
(In millions, except ratios)

	First Quarter Ended	Fiscal Year Ended
	June 17, 2017 (16 weeks)	February 25, 2017 (52 weeks)	February 27, 2016 (52 weeks)	February 28, 2015 (53 weeks)	February 22, 2014(1) (52 weeks)
Earnings (loss) from continuing operations before income taxes	$26	7	$108	$12	$(163)
Less net earnings attributable to noncontrolling interests	(1)	(4)	(8)	(7)	(7)
Net overdistributed earnings of less than fifty percent owned affiliates	1	—	1	—	1
Fixed charges	52	205	220	269	430
Amortized capitalized interest	—	—	(1)	(1)	(1)
Earnings (loss) available to cover fixed charges	$78	$208	$320	$273	$260

Interest expense	44	183	196	243	403
Capitalized interest	—	—	1	1	1
Interest on operating leases	8	22	23	25	26
Total fixed charges	$52	205	$220	$269	$430

Excess (deficiency) of earnings to fixed charges	$26	$3	$100	$4	$(170)
Ratio of earnings to fixed charges	1.50	1.01	1.45	1.01	N/A

N/A represents a ratio of less than one.

(1)
The Company’s earnings available to cover fixed charges were insufficient to cover fixed charges for fiscal 2014 due to $99 of charges for the write-off of non-cash unamortized financing costs and original issue discount acceleration before tax, $75 of debt refinancing costs before tax, $42 of severance costs before tax, $13 of non-cash asset impairment and other charges before tax, $6 of contract breakage and other costs before tax, and $3 of multi-employer pension withdrawal charge before tax, offset in part by $15 of gain on sale of property before tax.